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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

UNIOIL

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

94808 30 0

(CUSIP Number)

Charles E. Ayers, Jr., 710 N. Hamilton Street, Richmond, VA 23221-2035, (804) 358-4731
w/ copy to: Jack M. Merritts, Lathrop & Gage L.C., 370 17th Street, Suite 4650, Denver, CO 80202-5607, (720)931-3217

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. 94808 30 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Charles E. Ayers, Jr.	
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	
3.	SEC Use Only	
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	
6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially by Owned by Each Reporting Person With			
	7.	Sole Voting Power	-0-
	8.	Shared Voting Power	-0-
	9.	Sole Dispositive Power	-0-
	10.	Shared Dispositive Power	-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	-0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	
13.	Percent of Class Represented by Amount in Row (11)	0.0%
14.	Type of Reporting Person (See Instructions)	IN

2

Item 1.       Security and Issuer

          This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Unioil, a Nevada corporation (“Unioil” or the “Issuer”).  The address of the principal executive offices of the Issuer is 3817 Carson Avenue, P.O. Box 200310, Evans, CO 80620.

Item 2.       Identity and Background

          The name of the person filing this statement is Charles E. Ayers, Jr.  His business address is 710 North Hamilton Street, Richmond, VA 23221-2035.

          Mr. Ayers’ principal occupation is attorney at law with the firm of Ayers & Stolte.  The address of Ayers & Stolte is as shown for Mr. Ayers, above.  Mr. Ayers was at all relevant times an officer and director of Unioil.

          Mr. Ayers has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).  During the last five years, Mr. Ayers has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Ayers is a citizen of the United States of America.

Item 3.       Source and Amount of Funds or Other Consideration

          Petroleum Development Corporation (“PDC”), Wattenberg Acquisition Corporation (“Sub”), and Unioil entered into a Tender Offer Agreement, dated as of October 19, 2006 (the “Tender Offer Agreement”), which contemplated the acquisition by Sub of all of the issued and outstanding shares of Common Stock for $1.91 per share.  All of the shares owned by Charles E. Ayers, Jr. were duly tendered and accepted by PDC and Sub during the pendency of the Tender Offer and Mr. Ayers received payment for his shares on December 5, 2006.

          Mr. Ayers has been informed by PDC and Sub that the consideration paid for his shares pursuant to the Tender Offer Agreement was financed through cash on hand and their other working capital resources.  Copies of the Tender Offer Agreement and the Stockholder Tender Agreement executed by Mr. Ayers and members of his family are filed with the Tender Offer Statement (Schedule TO) filed by PDC and its Sub with the SEC on November 3, 2006 and are incorporated herein by this reference.

Item 4.       Purpose of Transactions

          The Tender Offer Agreement provided that, following the successful completion of the offering which occurred on December 4, 2006, the Sub has been or will be merged with and into Unioil (the “Merger”).  With more than 90% of the issued and outstanding shares of Common Stock tendered and accepted in the offer, the Merger was or will be effective without approval of or notice to the remaining stockholders of Unioil.

          At the effective time of the Merger each outstanding share of Common Stock (other than shares of Common Stock that are held by Unioil as treasury stock or owned by PDC or its Sub and other than shares of Common Stock that are held by Stockholders, if any, who properly exercised dissenters’ rights under Nevada Law) has been or will be converted into the right to receive $1.91 in cash, without interest.  The offer and the Merger were subject to customary closing conditions.

          With the Merger consummated as planned, Unioil has become or will become a wholly owned subsidiary of PDC and PDC has caused or will seek to cause the Common Stock to be deregistered under the Securities Exchange Act of 1934, as amended.

          The foregoing summary of certain provisions of the Tender Offer Agreement and the Stockholder Tender Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, filed as Exhibits (d)(1) and (d)(2), respectively, to the Tender Offer Statement (Schedule TO) filed by PDC and its Sub with the SEC on November 3, 2006.

Item 5.       Interest in Securities of the Issuer

          As of the date of this statement, Mr. Ayers was not the record owner or the beneficial owner of any shares of Common Stock.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          There are no additional contracts, arrangements, understandings or relationships between Mr. Ayers and the Issuer with respect to any securities of the Issuer at the present time that have not already been reported in previous Schedules 13D filed by Mr. Ayers.

Item 7.       Material to be Filed as Exhibits

          None.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 8, 2006

                                                                                          /s/ Charles E. Ayers, Jr.___________
                                                                                          Signature

                                                                                          Charles E. Ayers, Jr.
                                                                                          Name/Title